Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2015 Financial Results

2Q15 Total Net Revenue Up 77.6% YoY to RMB9.0 Billion (US$1.5 Billion)

2Q15 Income from Operations Up 192.5% to RMB437.8 Million (US$70.6 Million)

2Q15 Net Income Attributable to Shareholders Up 147.2% to RMB399.3 Million (US$64.4 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on August 11, 2015

Guangzhou, China, August 10, 2015 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                      Total net revenue increased by 77.6% to RMB9.0 billion (US$1.5 billion) from RMB5.1 billion in the prior year period.

•                      Gross profit increased by 78.6% to RMB2.3 billion (US$363.0 million) from RMB1.3 billion in the prior year period. Gross margin increased to 25.0% from 24.8% in the prior year period.

•                      Income from operations increased by 192.5% to RMB437.8 million (US$70.6 million) from RMB149.6 million in the prior year period. Operating margin increased to 4.9% from 2.9% in the prior year period.

•                      Non-GAAP income from operations1 increased by 113.0% to RMB568.6 million (US$91.7 million) from RMB267.0 million in the prior year period. Non-GAAP operating margin2 increased to 6.3% from 5.3% in the prior year period.

•                      Net income attributable to Vipshop’s shareholders increased by 147.2% to RMB399.3 million (US$64.4 million) from RMB161.5 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.4% from 3.2% in the prior year period.

•                      Non-GAAP net income attributable to Vipshop’s shareholders3 increased by 96.6% to RMB517.6 million (US$83.5 million) from RMB263.2 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders4 increased to 5.7% from 5.2% in the prior year period.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “We delivered strong second quarter financial and operating results, which were mainly driven by mobile expansion, enhanced operating leverage and the continued growth in the numbers of customers and orders in our core flash sales business. Our smooth and swift execution on the mobile front — with 76% of our gross merchandise value now coming from mobile devices — has helped set us apart in the market, and further clarifies the unique value of our flash sale model for on-the-go shoppers. Our cross-border expansion, supplier financing initiatives and logistical enhancements have further improved our ecosystem for brands and

1  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

2  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments.

4  Non-GAAP net income margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as Non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues.

customers. Going forward, we will focus on expanding our market share and scaling our operations through enhancing the customer shopping experience, attracting new customers and elevating our brand value in China and globally.”

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “Vipshop continued to deliver strong overall results in the second quarter, with mobile adoption accelerating and margins strengthening across the board. What was particularly encouraging was the scale effect we successfully achieved as fulfillment and G&A expenses came down as a percentage of revenues, leading operating margin to expand sharply to 4.9% from 2.9% a year ago. In order to further improve fulfillment efficiency, we continue to enhance and expand our logistical capabilities. With approximately 1.4 million square meters of warehouse capacity as of June 30, 2015 and construction of a new warehouse in Sichuan Province underway, we are on track to meet our 1.5 million-square-meter target by year end. We also continue to expand our local delivery and services network, which we are currently utilizing to deliver over 70% of our total orders across almost all provinces in mainland China.”

Second Quarter 2015 Financial Results

REVENUE

Total net revenue for the second quarter of 2015 increased by 77.6% to RMB9.0 billion (US$1.5 billion) from RMB5.1 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers5 for the second quarter of 2015 increased by 47.2% to 14.2 million from 9.7 million in the prior year period. The number of total orders6 for the second quarter of 2015 increased by 55.2% to 44.9 million from 28.9 million in the prior year period7.

In an effort to increase focus on its core flash sales business, and attract and maintain high-quality long-term customers, the Company began to substantially scale down its lower-margin group-buy business in the third quarter of 2014. As a result, revenue contribution from the group-buy business decreased to 0.2% of Vipshop’s total net revenues in the second quarter of 2015 from 5.5% the prior year period. Furthermore, the active customers and orders for the group-buy business as a percent of Vipshop’s total active customers and total orders decreased to 0.8% and 0.7%, respectively, in the second quarter of 2015 from 22.2% and 13.2%, respectively, in the prior year period. Excluding the impact of the group-buy business and Lefeng, the number of total customers and total orders for Vipshop’s core flash sales business increased by 84.4% and 86.1% year over year, respectively. On the mobile platform, the number

5  Beginning in the first quarter of 2015, the Company has updated its definition of “active customers” from “registered members who have purchased products from the Company at least once during the relevant period” to “registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.” The active customer figures in 2014 and 2015 include active Lefeng customers after the Lefeng acquisition was completed in February 2014.

6  Beginning in the first quarter of 2015, the Company has updated its definition of “total orders” from “the total number of orders placed during the relevant period” to “the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.” The total order figures in 2014 and 2015 include orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

7  The prior year period figures of active customers, total orders and repeat customers in this release have also been revised to reflect the broadened definitions to ensure comparability.

of total active customers and total orders for Vipshop’s core flash sales business increased by 185.7% and 194.1% year over year, respectively.

GROSS PROFIT

Gross profit for the second quarter of 2015 increased by 78.6% to RMB2.3 billion (US$363.0 million) from RMB1.3 billion in the prior year period, primarily attributable to the increased bargaining power with its suppliers due to the expanding scale of the business, as well as the growth of its marketplace platforms. Gross margin increased to 25.0% in the second quarter of 2015 from 24.8% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2015 were RMB1.9 billion (US$299.1 million), as compared with the RMB1.1 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 20.6% from 22.5% in the prior year period.

•                   Fulfillment expenses for the second quarter of 2015 were RMB819.6 million (US$132.2 million), as compared with RMB513.4 million in the prior year period, primarily reflecting the increase in sales volume, and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 9.1% from 10.1% in the prior year period, primarily reflecting the scale effect associated with the rapid growth in total net revenue and the increase in average ticket size.

•                      Marketing expenses for the second quarter of 2015 were RMB502.6 million (US$81.1 million), as compared with RMB274.2 million in the prior year period. As a percentage of total net revenue, marketing expenses were 5.6%, as compared with 5.4% in the prior year period, reflecting the Company’s strategy to drive long-term growth through increasing investments in strengthening its brand awareness, attracting new users particularly for its mobile application, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

•                      Technology and content expenses for the second quarter of 2015 were RMB245.7 million (US$39.6 million), as compared with RMB131.0 million in the prior year period. As a percentage of total net revenue, technology and content expenses were 2.7%, as compared with 2.6% in the prior year period, primarily reflecting the Company’s continued effort to expand headcount to better support future growth, as well as its investments in data analytics, which can help improve the ability to predict consumer behavior and further enhance user experience.

•                      General and administrative expenses for the second quarter of 2015 were RMB286.7 million (US$46.2 million), as compared with RMB225.9 million in the prior year period. As a percentage of total net revenue, general and administrative expenses decreased to 3.2% from 4.4% in the prior year period, primarily reflecting the scale effect associated with the rapid growth in total net revenue.

Income from operations for the second quarter of 2015 increased by 192.5% to RMB437.8 million (US$70.6 million) from RMB149.6 million in the prior year period due to the growing scale of the Company’s operations and decrease in fulfillment, and general and administrative expenses as a percentage of total net revenue. Operating income margin increased to 4.9% from 2.9% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 113.0% to RMB568.6 million (US$91.7 million) from RMB267.0 million in the prior year period. Non-GAAP operating income margin increased to 6.3% from 5.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 147.2% to RMB399.3 million (US$64.4 million) from RMB161.5 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.4% from 3.2% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS8 increased to RMB0.66 (US$0.11) from RMB0.27 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 96.6% to RMB517.6 million (US$83.5 million) from RMB263.2 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders increased to 5.7% from 5.2% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB0.86 (US$0.14) from RMB0.44 in the prior year period.

For the quarter ended June 30, 2015, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 601,002,280.

As of June 30, 2015, the Company had cash and cash equivalents, and restricted cash of RMB4.4 billion (US$716.2 million) and held-to-maturity securities of RMB2.9 billion (US$462.3 million).

For the quarter ended June 30, 2015, net cash used in operating activities was RMB467.4 million (US$75.4 million), as compared with net cash from operations of RMB183.7 million in the prior year period. This was primarily due to the Company substantially expediting its payments to suppliers, in order to support their growth and create an ecosystem that will strengthen Vipshop’s competitive advantages. As a result, accounts payable turnover days decreased to 71 days in the second quarter of 2015, from 80 days in the prior quarter.

Business Outlook

For the third quarter of 2015, the Company expects its total net revenue to be between RMB9.1 billion and RMB9.3 billion, representing a year-over-year growth rate of approximately 71% to 74%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate for June 30, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

8  “ADS” means American Depositary Share. Effective November 3, 2014, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing two ordinary shares to five ADSs representing one ordinary share. The computation of GAAP and non-GAAP income per diluted ADS have been adjusted retroactively for all periods presented to reflect this change.

Conference Call Information

The Company will hold a conference call on Tuesday, August 11, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter 2015.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#97698899

The replay will be accessible through August 19, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	#97698899

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	June 30,2014	June 30,2015	June 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	5,000,844	8,829,714	1,424,147
Other revenues (1)	78,042	188,408	30,388
Total net revenues	5,078,886	9,018,122	1,454,535
Cost of goods sold	(3,818,868)	(6,767,452)	(1,091,525)
Gross profit	1,260,019	2,250,670	363,010
Operating expenses
Fulfillment expenses(2)	(513,385)	(819,612)	(132,194)
Marketing expenses	(274,208)	(502,566)	(81,059)
Technology and content expenses	(131,020)	(245,695)	(39,628)
General and administrative expenses(3)	(225,910)	(286,743)	(46,249)
Total operating expenses	(1,144,524)	(1,854,616)	(299,130)
Other income	34,144	41,714	6,728
Income from operations	149,639	437,768	70,608
Interest expenses	(28,679)	(16,981)	(2,739)
Interest income	82,301	75,750	12,218
Exchange gain	4,377	19,959	3,219
Income before income taxes and share of loss of affiliates	207,638	516,496	83,306
Income tax expense(4)	(57,988)	(112,603)	(18,162)
Share of loss of affiliates	(11,184)	(19,922)	(3,213)
Net income	138,466	383,971	61,931
Net loss attributable to noncontrolling interests	23,079	15,320	2,471
Net income attributable to Vipshop’s shareholders	161,545	399,291	64,402

Shares used in calculating earnings per share(5):
Class A ordinary shares:
—Basic	96,704,297	99,369,295	99,369,295
—Diluted	102,917,277	103,690,098	103,690,098

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Net earnings per Class A share
Net income attributable to Vipshop’s shareholders—Basic	1.46	3.45	0.56
Net income attributable to Vipshop’s shareholders—Diluted	1.37	3.32	0.54

Net earnings per Class B share
Net income attributable to Vipshop’s shareholders—Basic	1.46	3.45	0.56
Net income attributable to Vipshop’s shareholders—Diluted	1.37	3.32	0.54

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.29	0.69	0.11
Net income attributable to Vipshop’s shareholders—Diluted	0.27	0.66	0.11

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products.

(2) Including shipping and handling expenses, which amounted RMB 245 million and RMB 301 million in the three month periods ended June 30, 2014 and June 30, 2015, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 62 million and RMB 61 million in the three months period ended June 30, 2014 and June 30, 2015, respectively.

(4)Included income tax benefits of RMB 15 million and RMB 15 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended June 30, 2014 and June 30, 2015, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	138,466	383,971	61,931
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(976)	(15,797)	(2,548)
Unrealized gain or loss of available-for-sales securities		(918)	(148)
Comprehensive income	137,490	367,256	59,235
Less: Comprehensive loss attributable to non-controlling interests	(23,261)	(16,273)	(2,625)

Comprehensive income attributable to Vipshop’s shareholders	160,751	383,529	61,860

	Three Months Ended
	June 30,2014	June 30,2015	June 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	2,247	4,149	669
Marketing expenses	4,506	4,176	674
Technology and content expenses	27,053	31,085	5,014
General and administrative expenses	22,321	30,808	4,969
Total	56,127	70,218	11,326

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2014	June 30,2015	June 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,790,751	4,430,522	714,600
Restricted cash	400	9,700	1,565
Held-to-maturity securities	3,768,338	2,866,146	462,282
Accounts receivable, net	155,099	419,859	67,719
Amounts due from related parties	30,991	20,866	3,366
Other receivables	550,122	645,762	104,155
Inventories	3,588,304	2,719,500	438,628
Advance to suppliers	81,952	90,375	14,577
Prepaid expenses	21,348	35,288	5,692
Deferred tax assets	233,149	260,365	41,994
Total current assets	13,220,454	11,498,383	1,854,578
NON-CURRENT ASSETS			—
Property and equipment, net	1,911,453	2,570,392	414,579
Deposits for property and equipment	207,509	232,657	37,525
Prepaid land use right	81,991	169,283	27,303
Intangible assets, net	1,038,949	902,776	145,609
Investment in affiliates	287,390	357,894	57,725
Other investments	102,792	436,613	70,422
Available-for-sale securities investment, non-current		61,821	9,971
Other long-term assets	40,503	104,235	16,812
Goodwill	60,000	64,819	10,455
Total non-current assets	3,730,587	4,900,490	790,401
TOTAL ASSETS	16,951,041	16,398,873	2,644,979

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 7,490 and RMB 14,942 as of December 31, 2014 and June 30, 2015, respectively)	6,121,256	4,740,239	764,555
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,217,429 and RMB 607,928 as of December 31, 2014 and June 30, 2015, respectively)	1,422,935	1,243,044	200,491
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 944,097 and RMB 793,497 as of December 31, 2014 and June 30,2015, respectively)	2,340,755	2,311,201	372,774
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 2,474 and RMB 33,497 as of December 31, 2014 and June 30, 2015, respectively)	75,784	155,452	25,073
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 178,920 and RMB 199,353 as of December 31, 2014 and June 30, 2015, respectively)	194,560	292,684	47,207
Short term loans (Including short term loans of the VIE without recourse to the Company of nil as of December 31, 2014 and June 30, 2015)	—	6,000	968

Total current liabilities	10,155,290	8,748,620	1,411,068
NON-CURRENT LIABILITIES
Deferred tax liability	242,697	212,616	34,293
Convertible senior notes	3,854,985	3,868,137	623,893
Total non-current liabilities	4,097,682	4,080,753	658,186
Total liabilities	14,252,973	12,829,373	2,069,254

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 99,475,664 and 98,028,314 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively)	63	64	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively)	11	11	2
Additional paid-in capital	2,538,217	2,679,358	432,154
Retained earnings	26,544	793,345	127,959
Accumulated other comprehensive income (loss)	(10,711)	(11,555)	(1,864)
Non-controlling interests	143,944	108,277	17,464
Total shareholders’ equity	2,698,068	3,569,500	575,725
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,951,041	16,398,873	2,644,979

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2014	June 30,2015	June 30,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	149,639	437,768	70,608
Share-based compensation expenses	56,127	70,218	11,326
Amortization of intangible assets resulting from a business acquisition	61,224	60,628	9,779
Non-GAAP income from operations	266,990	568,614	91,713

Net income	138,466	383,971	61,931
Share-based compensation expenses	56,127	70,218	11,326

Amortization of intangible assets resulting from a business acquisition and equity method investments (net of tax)	57,055	59,434	9,586
Non-GAAP net income	251,648	513,623	82,843

Net income attributable to Vipshop’s shareholders	161,545	399,291	64,402
Share-based compensation expenses	56,127	70,218	11,326
Amortization of intangible assets resulting from a business acquisition and equity method investments (exclude non-controlling interests and net of tax)	45,576	48,118	7,761

Non-GAAP net income attributable to Vipshop’s shareholders	263,248	517,627	83,489

Shares used in calculating earnings per share:
Basic common shares:
Class A ordinary shares:
—Basic	96,704,297	99,369,295	99,369,295
—Diluted	102,917,277	103,690,098	103,690,098

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Non-GAAP net income per Class A share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.33	4.47	0.72
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.20	4.31	0.69

Non-GAAP net income per Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.33	4.47	0.72
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.20	4.31	0.69

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.47	0.89	0.14
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.44	0.86	0.14